EXHIBIT 99.1

Schedule I

The following is a summary of the Group’s investment properties as of June 30, 2021 prepared in accordance with SEC Regulation S-X 12-28:

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition
Rental properties
Abasto Shopping	-	286	7,447	400	286	7,847	8,133	5	-582	7,556	Nov-98	Jul-94
Alto Palermo Shopping	-	255	12,004	890	255	12,894	13,149	9	-5,782	7,376	Oct-90	Nov-97
Alto Avellaneda	-	509	4,908	1,185	509	6,093	6,602	18	-1,102	5,518	Oct-95	Dec-1997
Alcorta Shopping	-	308	3,448	1,042	308	4,490	4,798	2	1,076	5,876	Jun-92	Jun-97
Alto Noa	-	10	1,295	284	10	1,579	1,589	-	-432	1,157	Sep-94	Mar-95
Patio Bullrich	-	247	4,534	505	247	5,039	5,286	1	-3,157	2,130	Sep-88	Oct-98
Alto Rosario	-	1,108	545	1,362	1,108	1,907	3,015	6	1,576	4,597	Nov-04	Nov-04
Mendoza Plaza	-	309	2,203	1,477	309	3,680	3,989	15	-2,232	1,772	Jun-94	Dec-1994
Dot Baires Shopping	-	944	687	6,725	944	7,412	8,356	11	-2,080	6,287	May-09	Nov-06
Córdoba Shopping	Antichresis	113	2,022	381	113	2,403	2,516	-	-1,158	1,358	Mar-90	Dec-2006
Distrito Arcos	-	-	-	3,173	-	3,173	3,173	-	-1,088	2,085	-	Nov-09
Alto Comahue	-	77	217	3,568	77	3,785	3,862	-	-2,825	1,037	-	May-06
Patio Olmos	-	233	434	2	233	436	669	2	757	1,428	May-95	Sep-07
Soleil Premium Outlet	-	249	838	682	249	1,520	1,769	5	150	1,924	-	Jul-10
Dot building	-	214	69	2,833	214	2,902	3,116	14	3,509	6,639	Sep-10	Nov-06
Bouchard 551	-	101	60	89	101	149	250	-	208	458	-	Mar-07
Intercontinental Plaza	-	59	822	-	59	822	881	2	1,063	1,946	Jun-96	Nov-97
BankBoston Tower	-	130	106	-	130	106	236	-	31	267	-	Aug-2007
República building	-	2,384	1,921	11	2,384	1,932	4,316	1	9,225	13,542	-	Apr-2008
La Adela	-	1,745	-	5	1,745	5	1,750	-	413	2,163	-	Jul-14
Philips Building	-	-	2,028	1	-	2,029	2,029	1	2,169	4,199	-	Jun-17
Zetta Building	-	645	-	4,999	645	4,999	5,644	132	13,587	19,363	-	Dec -14
Catalinas Building	-	2,028	-	3,037	2,028	3,037	5,065	362	14,389	19,816	-	May -10
Others	-	353	1,217	540	353	1,757	2,110	-	4,902	7,012	n/a	n/a
Total Rental properties		12,307	46,805	33,191	12,307	79,996	92,303	586	32,617	125,506

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Schedule I (Continued)

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition
Undeveloped parcels of land
Building annexed to Dot	-	993	-	-	993	-	993	-	5,413	6,406	-	Nov-06
Luján plot of land	-	505	-	52	505	52	557	-	947	1,504	-	May-12
Caballito – Ferro	-	1,092	-	309	1,092	309	1,401	-	3,749	5,150	-	Nov-97
Santa María del Plata	-	4,667	-	-	4,667	-	4,667	-	27,661	32,328	-	Jul-97
La Plata plot of land	-	560	-	2	560	2	562	-	948	1,510	-	Mar-18
Casona Hudson	-	64	-	67	64	67	131	-	9	140	-	Dec-20
Alto Palermo Shopping - Buildable potential	-	-	-	-	-	-	-	-	1,722	1,722	-	Nov-97
Patio Bullrich - Buildable potential	-	-	-	-	-	-	-	-	1,752	1,752	-	Oct-98
Alto Rosario - Buildable potential	-	-	-	-	-	-	-	-	667	667	-	Nov-04
Córdoba Shopping - Buildable potential	-	-	-	-	-	-	-	-	345	345	-	Dec-2006
Intercontinental tower B	-	500	-	802	500	802	1,302	-	437	1,739	-	-
Others	-	175	-	101	175	101	276	-	644	920	-	-
Total undeveloped parcels of land		8,556	-	1,333	8,556	1,333	9,889	-	44,294	54,183

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Schedule I (Continued)

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition
Properties under development
PH Office Park	-	-	-	22	-	22	22	-	-	22	in progress	-
Building annexed to Alto Palermo Shopping	-	844	-	1,890	844	1,890	2,734	-	356	3,090	in progress	-
EH UT	-	-	-	160	-	160	160	-	-16	144	in progress	-
Others		-	-	223	-	223	223	-	-16	207
Total properties under development		844	-	2,295	844	2,295	3,139	-	324	3,463
Total		21,707	46,805	36,819	21,707	83,624	105,331	586	77,235	183,152

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